SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: August 18, 2004

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                               .)

Enclosed:

Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: August 18, 2004	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

August 18, 2004

SOUTHERN OYU TOLGOI MEASURED AND INDICATED
COPPER AND GOLD RESOURCES INCREASED BY 109%
IN
NEW INDEPENDENT RESOURCE ESTIMATE

ULAANBAATAR, MONGOLIA — John Macken, President of Ivanhoe Mines, announced today that a new, independent estimate prepared by AMEC E&C Services (AMEC) of Canada has upgraded 100% of the identified gold and copper resources contained within the planned open-pit deposits in the southern part of the company’s Oyu Tolgoi (Turquoise Hill) Project, into the measured and indicated resource categories. Within the important high-grade, gold-rich Southwest Oyu starter pit, virtually all resources are now classified as measured.

The new, independent AMEC estimate calculates that Oyu Tolgoi now contains:

•	Measured and indicated resources of 1.06 billion tonnes, grading 0.47% copper and 0.36 grams of gold (g/t) per tonne (a copper equivalent grade of 0.71%), at a 0.30% copper equivalent cut-off down to 560 metres below surface and 0.60% copper equivalent cut-off below a depth of 560 metres, which contains approximately 11.2 billion pounds of copper and 12.4 million ounces of gold.

•	At a higher, 0.60% copper equivalent cut-off, the project contains measured and indicated resources of 511.6 million tonnes grading 0.64% copper and 0.59 g/t gold (a copper equivalent grade of 1.00%), containing approximately 7.2 billion pounds of copper and 9.3 million ounces of gold.

•	Additional inferred resources of 1.2 billion tonnes, primarily contained in the Hugo Dummett Deposits, grading 1.25% copper and 0.24 g/t gold (a copper equivalent grade of 1.38%), at a 0.60% copper equivalent cut-off, containing approximately 33.7 billion pounds of copper and 9.4 million ounces of gold.

“AMEC’s new estimate provides further confirmation that the Oyu Tolgoi project hosts one of the world’s largest and highest-grade copper/gold porphyry systems,” said Mr. Macken. “The resource estimate provides Ivanhoe with an independent, strong foundation from which we are designing and optimizing the open pits that provide the basis for the initial development of the Oyu Tolgoi Project.”

AMEC’s August, 2004, estimate increases and upgrades the near-surface resources contained in the project’s Southern Oyu Deposits, which include Southwest Oyu, Far Southwest Oyu, Central Oyu, South Oyu, and the recently discovered Bridge, Wedge and Southern Sliver zones. The deposits lie at the southern end of a series of co-genetic copper and gold deposits delineated to date along a 5.3-kilometre-long chain of deposits at Oyu Tolgoi.

Extensive drilling has taken place this year to bring the resources contained within the planned open pits in the southern part of the Oyu Tolgoi project to a measured and indicated resource classification for use in feasibility studies. A total of 539 holes, totalling 255,000 metres, have now been completed on the Southern Oyu Deposits. This compares to 155 holes used in the last AMEC independent resource estimate for the Southern Oyu Deposits in February, 2003. To date, the company has drilled 934 holes, totalling more than 500,000 metres, on the entire Oyu Tolgoi Project.

AMEC’s new independent estimate splits the resources delineated at the Southern Oyu Deposits into resources lying above and below a depth of 560 metres below surface (an elevation of 600 metres above sea level), which Ivanhoe’s engineers consider to be a conservative depth for a large-scale, open-pit mining operation. The resources above the depth of 560 metres from surface have been estimated using a 0.30% copper equivalent cut-off (Table 2). The resources lying below a depth of 560 metres from surface were estimated using a 0.60% copper equivalent cut-off (Table 3). The contained gold and copper estimates used in this release have not been adjusted for metallurgical recoveries. As the tables indicate, the majority of the measured and indicated resources delineated to date lie above a depth of 560 metres.

Highlights of AMEC’s August, 2004, resource update on the Southern Oyu Deposits:

•	Measured and indicated resources of 1.06 billion tonnes, grading 0.47% copper and 0.36 grams of gold (g/t) per tonne at a 0.30% copper equivalent cut-off down to 560 metres below surface and 0.60% copper equivalent cut-off below a depth of 560 metres, which contains approximately 11.2 billion pounds of copper and 12.4 million ounces of gold. The measured and indicated resources have increased 109% from the previous estimate of indicated resources in February, 2003, at 0.30% copper equivalent cut-off, of 508.9 million tonnes averaging 0.40% copper and 0.59 g/t gold. Contained metal now stands at 11.2 billion pounds of copper, an increase of 147%, and 12.4 million ounces of gold, an increase of 28%.

•	Within 560 metres of surface, the Southern Oyu measured and indicated resources are now 990.4 million tonnes grading 0.48% copper and 0.31 g/t gold, containing 10.5 billion pounds of copper and 9.87 million ounces of gold, at an open-pit, cut-off grade of 0.30% copper equivalent.

•	Below the 560-metre depth, the measured and indicated resources total 70.9 million tonnes averaging 0.47% copper and 1.08 g/t gold, containing 735 million pounds of copper and 2.46 million ounces of gold, at a higher cut-off grade of 0.60% copper equivalent.

•	In addition to the measured and indicated resources, the Southern Oyu Deposits contain inferred resources above a depth of 560 metres of 259 million tonnes grading 0.35% copper and 0.20 g/t gold, containing 2.00 billion pounds of copper and 1.66 million ounces of gold, at a 0.30% copper equivalent cut-off.

•	Within the gold-rich Southwest Oyu deposit, the measured and indicated resources above a depth of 560 metres has increased to 511.6 million tonnes grading 0.41% copper and 0.47 g/t gold, containing 4.65 billion pounds of copper and 7.69 million ounces of gold, at a 0.30% copper equivalent cut-off. At the higher cut-off grade of 1.00% copper equivalent, the high-grade core of Southwest Oyu contains measured and indicated resources of 79.7 million tonnes grading 0.77% copper and 1.44 g/t gold, containing 1.35 billion pounds of copper and 3.69 million ounces of gold.

•	In Central Oyu, the indicated resources above a depth of 560 metres have increased to 281.9 million tonnes grading 0.62% copper and 0.17 g/t gold, containing 3.85 billion pounds of copper and 1.54 million ounces of gold, at a 0.30% copper equivalent cut-off. This compares to the 2003 inferred resource estimate of 236.8 million tonnes grading 0.67% copper and 0.18 g/t gold, containing 3.51 billion pounds of copper and 1.36 million ounces of gold, at the same cut-off.

•	In South Oyu, the indicated resources above a depth of 560 metres are 196.9 million tonnes grading 0.46% copper and 0.11 g/t gold, containing 2.0 billion pounds of copper and 709,000 ounces of gold, at a 0.30% copper equivalent cut-off.

In addition to the resources delineated in the Southern Oyu Deposits, the Oyu Tolgoi Project contains an inferred resource at the 2.6-kilometre-long Hugo Dummett Deposit (Hugo North and Hugo South) of 1.16 billion tonnes grading 1.29% copper and 0.23 g/t gold (a copper equivalent grade of 1.44%), at a 0.60% copper equivalent cut-off. The total inferred resource at Hugo contains approximately 33 billion pounds of copper and 8.58 million ounces of gold. This estimate was independently prepared by AMEC in May, 2004. Expansion and infill drilling is continuing around the clock, with several rigs at the Hugo Deposit. The company anticipates that sufficient drilling to bring a large percentage of the current inferred resource in the Hugo deposit to the indicated category will be completed early in 2005.

With the completion of the resource delineation drilling at the Southern Oyu Deposits, and the near-completion of the company’s water-drilling program, the current monthly drilling budget has been reduced by approximately 40%. There are 11 rigs at the project drilling the Hugo Deposit, as well as advancing metallurgical and geotechnical holes.

Southern Oyu Resource Estimates

Detailed analyses of the updated mineral resources for the Southern Oyu Deposits, at various copper equivalent cut-off grades, are provided in the following tables. The new estimates were prepared in conformance with the requirements set out in National Instrument 43-101 by AMEC under the direction of Dr. Harry Parker, Ch. P. Geol., and Dr. Stephen Juras, P.Geo., independent qualified persons as defined by NI 43-101.

The August, 2004, Southern Oyu resources above a depth of 560 metres from surface are provided in Table 2 and were calculated using a 0.30% copper equivalent cut-off. The August, 2004, Southern Oyu resources lying below a depth of 560 metres from surface are provided in Table 3, and were calculated using a 0.60% copper equivalent cut-off.

For comparison purposes, Table 1 below compares the Southern Oyu resources as estimated by AMEC in August, 2004, and February, 2003, at a 0.30% copper equivalent cut-off.

The February 2003 estimate was calculated using a 0.30% copper equivalent cut-off for all resources above and below a depth of 560 metres from surface. For the purpose of comparing the August, 2004, estimate to the February, 2003, estimate, Table 1 shows (i) the combined resources above 560 metres at a 0.30% cut-off (Table 2) and below 560 metres at a 0.60% copper equivalent cut-off (Table 3) as at August 2004 and (ii) the combined resources above and below 560 metres at a 0.3% copper equivalent cut-off as at February 2003.

Table 1 — Southern Oyu resources (August 2004 estimate compared to February 2003 estimate).

AMEC estimate — August 2004

		Copper	Gold	Copper	Copper	Gold	Copper Eq.
	Tonnes	(%)	(g/t)	Eq. (%)	('000 lbs)	(ounces)	('000 lbs)
Measured	113,380,000	0.59	0.91	1.17	1,480,000	3,328,000	2,930,000
Indicated	947,670,000	0.47	0.30	0.66	9,720,000	9,068,000	13,690,000
Measured + Indicated	1,061,310,000	0.48	0.36	0.71	11,200,000	12,397,800	16,620,000
and
Inferred	285,260,000	0.35	0.23	0.50	2,210,000	2,116,400	3,120,000

AMEC estimate — February 2003 using a 0.30% copper equivalent cut-off

		Copper	Gold	Copper	Copper	Gold	Copper Eq.
	Tonnes	(%)	(g/t)	Eq. (%)	('000 lbs)	(ounces)	('000 lbs)
Measured	0	—	—	—	—	—	—
Indicated	508,900,000	0.40	0.59	0.64	4,540,000	9,690,000	7,180,300
Measured + Indicated	508,900,000	0.40	0.59	0.64	4,540,000	9,690,000	7,180,300
and
Inferred	797,854,000	0.45	0.28	0.47	7,890,000	7,160,000	8,267,100

Table 2: Southern Oyu resources above a depth of 560 metres from surface — August, 2004.

	Copper Eq.
	Cut-Off		Copper	Gold	Copper Eq.	Copper	Gold	Copper Eq.
	(%)	Tonnes	(%)	(g/t)	(%)	('000 lbs)	(ounces)	('000 lbs)
Measured	1.00	48,200,000	0.79	1.48	1.73	840,000	2,293,500	1,839,000
	0.70	69,900,000	0.70	1.17	1.45	1,079,000	2,629,323	2,235,000
	0.60	83,560,000	0.66	1.03	1.32	1,216,000	2,767,048	2,432,000
	0.50	96,395,500	0.62	0.93	1.21	1,318,000	2,882,177	2,572,000
	0.40	104,562,600	0.60	0.88	1.15	1,383,000	2,958,285	2,651,000
	0.30	108,360,000	0.58	0.85	1.13	1,386,000	2,961,208	2,700,000
Indicated	1.00	81,730,000	0.92	0.75	1.40	1,658,000	1,970,715	2,523,000
	0.70	239,970,000	0.74	0.42	1.01	3,916,600	3,240,315	5,344,000
	0.60	357,120,000	0.66	0.36	0.89	5,197,000	4,133,307	7,008,000
	0.50	523,483,600	0.58	0.31	0.78	6,695,000	5,217,299	9,003,000
	0.40	708,013,000	0.52	0.27	0.69	8,118,000	6,145,907	10,772,000
	0.30	882,070,000	0.47	0.25	0.62	9,141,000	7,089,638	12,059,000
Measured + Indicated	1.00	129,930,000	0.87	1.02	1.52	2,493,000	4,260,794	4,355,000
	0.70	309,870,000	0.73	0.59	1.11	4,988,000	5,877,769	7,584,000
	0.60	440,680,000	0.66	0.48	0.97	6,413,000	6,800,574	9,425,000
	0.50	619,879,000	0.59	0.41	0.85	8,064,000	8,170,935	11,618,000
	0.40	812,575,600	0.53	0.35	0.75	9,496,000	9,143,507	13,438,000
	0.30	990,430,000	0.48	0.31	0.68	10,483,000	9,871,121	14,851,000
and
Inferred	1.00	5,390,000	1.14	0.57	1.50	135,500	98,774	178,000
	0.70	16,650,000	0.79	0.35	1.02	290,000	187,354	374,000
	0.60	35,990,000	0.61	0.32	0.81	484,000	370,265	643,000
	0.50	80,245,100	0.48	0.29	0.66	849,000	748,165	1,168,000
	0.40	155,072,800	0.40	0.24	0.56	1,368,000	1,196,542	1,915,000
	0.30	259,060,000	0.35	0.20	0.47	1,999,000	1,665,756	2,685,000

Table 3: Southern Oyu resources below a depth of 560 metres from surface — August, 2004.

	Copper Eq.
	Cut-Off		Copper	Gold	Copper Eq.	Copper	Gold	Copper Eq.
	(%)	Tonnes	(%)	(g/t)	(%)	('000 lbs)	(ounces)	('000 lbs)
Measured	1.00	5,000,000	0.78	2.19	2.18	86,000	352,000	240,000
	0.70	5,220,000	0.76	2.13	2.13	87,000	357,500	245,000
	0.60	5,280,000	0.76	2.12	2.11	88,000	359,900	246,000
Indicated	1.00	29,470,000	0.55	1.39	1.44	357,000	1,317,000	936,000
	0.70	54,440,000	0.46	1.09	1.17	552,000	1,907,800	1,404,000
	0.60	65,620,000	0.44	0.99	1.08	637,000	2,088,600	1,563,000
Measured + Indicated	1.00	34,470,000	0.58	1.50	1.55	441,000	1,662,300	1,178,000
	0.70	59,660,000	0.49	1.19	1.25	645,000	2,282,500	1,644,000
	0.60	70,900,000	0.47	1.08	1.15	735,000	2,461,800	1,798,000
and
Inferred	1.00	3,020,000	0.51	1.04	1.17	34,000	101,000	78,000
	0.70	12,960,000	0.45	0.69	0.89	129,000	287,500	254,000
	0.60	26,200,000	0.41	0.55	0.76	237,000	463,300	439,000

Table 4: Total Oyu Tolgoi Project resources based on a 0.60% copper equivalent cut-off — August, 2004.

				Copper	Contained Metal
		Copper	Gold	Equiv.			Copper
	Resources	Grade	Grade	Grade	Copper	Gold	Equiv.
Deposit	(tonnes)	(%)	(g/t)	(%)	('000 tonnes)	(ounces)	('000 tonnes)
Southern Oyu Deposits
Measured	88,840,000	0.67	1.09	1.37	1,304,500	3,126,900	2,677,800
Indicated	422,740,000	0.63	0.46	0.92	5,883,800	6,221,900	8,571,000
Measured + Indicated	511,580,000	0.64	0.59	1.00	7,188,300	9,348,800	11,248,800
and
Inferred	62,190,000	0.53	0.42	0.79	720,000	839,000	1,090,000
Hugo Dummett Deposits
Inferred	1,159,800,000	1.29	0.23	1.44	32,970,000	8,580,000	36,810,000
Oyu Tolgoi Project Grand Total:
Measured	88,840,000	0.67	1.09	1.37	1,304,500	3,126,900	2,677,800
Indicated	422,740,000	0.63	0.46	0.92	5,883,800	6,221,900	8,571,000
Measured + Indicated	511,580,000	0.64	0.59	1.00	7,188,300	9,348,800	11,248,800
and
Inferred	1,221,990,000	1.25	0.24	1.41	33,690,000	9,416,300	37,890,000

The footnotes below apply to all resource tables within this release.

1)	The resources reported above for the Hugo Dummett Deposits were estimated by AMEC in May, 2004, and details are available on Sedar or Ivanhoe’s website.

2)	Copper equivalent grades have been calculated using assumed metal prices of US$0.80/lb. for copper and US$350/oz. for gold.

3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

4)	Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not have demonstrated economic viability. Measured and indicated mineral resources are that part of a mineral resource for which quantity and grade can be estimated with a level of confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An inferred mineral resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

The new AMEC independent resource estimates for the near-surface Southern Oyu Deposits will be incorporated into an independent feasibility study for an open-pit operation that is scheduled to be completed in early 2005. The open-pit feasibility study is being done concurrently with an independent underground pre-feasibility study for the Hugo Dummett Deposit. The studies will provide an integrated development plan for the entire Oyu Tolgoi Project as it is currently known.

Charles Forster, P.Geo., Ivanhoe Mines’ Turquoise Hill Manager, a qualified person as defined by National Instrument 43-101, supervised the preparation of the information in this release. SGS Analabs Pty. Ltd. prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Ivanhoe’s QA/QC program is monitored by independent consultant Dr Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

Ivanhoe has a 100% interest in the Oyu Tolgoi gold and copper project in Mongolia and owns or controls exploration rights covering approximately 111,000 square kilometres in central and southern Mongolia, where additional copper and gold discoveries have been made. Ivanhoe produces LME Grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia.

Ivanhoe shares are listed on the Toronto and Australian stock exchanges under the symbol IVN and on the NASDAQ National Market under the symbol HUGO.

Information contacts: Investors: Bill Trenaman: / Media: Bob Williamson: +1.604.688.5755

Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada, Australia the United States. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, fluctuations in copper and gold prices, delays in the planned open-pit feasibility and underground pre-feasibility studies, delays in the planned commencement of production at the Oyu Tolgoi project, operational risk, environmental risk, financial risk, geo-political risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings.